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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   -----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended December 31, 1999

                                       OR

[  ]     TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
         EXCHANGE ACT OF 1934.

         For the transition period from _____ to _____

                           Commission File No. 1-12381



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       LINENS 'N THINGS, INC. 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             LINENS 'N THINGS, INC.
                                 6 Brighton Road
                            Clifton, New Jersey 07015





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                              REQUIRED INFORMATION

The following financial statements of the Linens 'n Things, Inc. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

                       LINENS 'N THINGS, INC. 401(k) PLAN

                       Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                       LINENS 'N THINGS, INC. 401(k) PLAN

                       Financial Statements and Schedule


                                      Index


                                                                           Page
                                                                           ----

Independent Auditors' Report                                                1

Statements of Net Assets Available for Plan Benefits -
    December 31, 1999 and 1998                                              2

Statements of Changes in Net Assets Available for Plan Benefits -
    Years ended December 31, 1999 and 1998                                  3

Notes to Financial Statements                                               4


Schedule

1   Line 27(a) - Schedule of Assets Held for Investment Purposes -
       December 31, 1999

Exhibits

23  Independent Accountant' Consent

                          Independent Auditors' Report


The Plan Administrator
Linens 'n Things, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Linens 'n Things, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Linens 'n Things, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic 1999 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 1999 financial statements taken as a whole.


KPMG LLP

New York, New York
June 16, 2000

                       LINENS 'N THINGS, INC. 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998



                                                                                      1999                    1998
                                                                            ------------------        ---------------
Assets:
      Investments (note 4)                                                  $      18,557,608         $      318,095
      Loans to participants                                                           589,369                465,263
                                                                            ------------------        ---------------
                              Total investments                                    19,146,977                783,358
      Cash in-transit to new trustee (note k)                                             --              14,926,025
                                                                            ------------------        ---------------
                                                                                   19,146,977             15,709,383
      Total receivables - participant contributions                                   149,000                 51,964
                                                                            ------------------        ---------------
                              Net assets available for plan benefits        $      19,295,977         $   15,761,347
                                                                            ==================        ===============


See accompanying notes to financial statements.

                       LINENS 'N THINGS, INC. 401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1999 and 1998




                                                                                1999            1998
                                                                        ---------------    -------------
Additions to net assets attributed to:
      Investment income:
          Interest and dividends                                         $     340,888     $    469,352
          Net realized and unrealized (depreciation) appreciation
                in fair value of investments (note 4)                         (223,342)       1,234,406
                                                                         --------------    ------------
                                                                               117,546        1,703,758
                                                                         --------------    ------------
      Contributions:
          Participants                                                       2,912,514        2,401,927
          Company                                                            1,952,360        1,634,165
                                                                         --------------    ------------
                                                                             4,864,874        4,036,092
                                                                         --------------    ------------
                              Total additions                                4,982,420        5,739,850
                                                                         --------------    ------------

Deductions from net assets attributed to:
      Benefits paid to participants                                         (1,389,176)      (1,303,091)
      Administrative expenses                                                       --         (226,560)
      Loan defaults                                                            (58,614)              --
                                                                         --------------    ------------
                              Total deductions                              (1,447,790)      (1,529,651)
                                                                         --------------    ------------
                              Net increase in net assets available
                                  for plan benefits                          3,534,630        4,210,199

Net assets available for plan benefits:
      Beginning of year                                                     15,761,347       11,551,148
                                                                         --------------    ------------
      End of year                                                        $  19,295,977     $ 15,761,347
                                                                         ==============    ============



See accompanying notes to financial statements.

                       LINENS 'N THINGS, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



 (1)   Plan Description

       The following  description of the Linens 'n Things, Inc. 401(k) Plan (the
       Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    Background

              The Plan is a participant-directed, defined contribution plan established as of December 1, 1996, the first month subsequent to the Company's initial public offering (IPO) on November 26, 1996. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the Plan Committee) appointed by Linens 'n Things, Inc. (the Company or Plan Sponsor). In accordance with the provisions of the Plan, the Plan Committee is also the Administrator (the Administrator) and had appointed The Bank of New York as the Trustee (the Trustee) upon establishment of the Plan. Effective December 1, 1998, the Plan Committee appointed Prudential Investments as the Trustee (the new Trustee). The Administrator maintains participant account records and instructs the Trustee and new Trustee to execute transactions such as benefit payments to participants. The Trustee and new Trustee hold the assets of the Plan and execute transactions at the direction of the Plan Committee. The Trustee and new Trustee also report to the Plan's management regarding investments and changes in these investments.

       (b)    Eligibility

              Eligible employees become participants in the Plan at the beginning of the first payroll period of the first month following completion of a year of service with at least 1,000 hours worked and attaining age 21.

       (c)    Employee Contributions

              Each year participants may contribute up to 15% of pretax annual compensation, not to exceed $10,000 in both 1999 and 1998. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

       (d)    Employer Contributions

              Employer matching contributions are equal to 100% of the first 6% of the employee contributions. Matching contributions made by the Company were $1,952,360 and $1,634,165 in 1999 and 1998, respectively. Contributions are subject to certain limitations as specified in plan documentation.

       (e)    Investment Options

              Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within selected investment options for the first 11 months of 1998. During that time, a participant could elect to participate within six investment options offered by The Bank of New York - three individual funds and three lifestyle funds. Lifestyle funds are pre-mixed investment choices that provide diversification within one fund. The following is a brief description of each investment option:

                    International Equity Fund
                    -------------------------

                    American Europacific Fund

                    This mutual fund invests primarily in stocks and debt obligations of companies and governments outside the United States, primarily Europe and the Pacific Basin.

                    Growth and Income Fund
                    ----------------------

                    Fidelity Growth & Income Fund

                    This mutual fund's objective is to seek capital appreciation and current income. The fund invests primarily in stocks of companies that pay current dividends and offer potential growth of earnings.

                    Stable Value Fund
                    -----------------

                    Retirement Preservation Fund

                    This fund seeks to preserve capital and to provide current income at levels that are typically higher than those provided by money market funds. Its investments consist of guaranteed investment contracts issued by a diversified group of banks, insurance companies and financial services companies. Its portfolio may also include high-quality money market securities.

                    Lifestyle Funds
                    ---------------

                    Aggressive Lifestyle Fund - Maximum Appreciation Fund

                    This lifestyle fund is a collective fund designed for individuals with long-term goals. It invests 10% of its money in bonds, 80% in stock and 10% in stable-value (low-risk) investments.

                    Moderate Lifestyle Fund - Intermediate Return Fund

                    This lifestyle fund is a collective fund designed for individuals with intermediate-term goals. It invests 20% of its money in bonds, 40% in stocks and 40% in stable-value (low risk) investments.

                    Conservative Lifestyle Fund - Principal Protection Fund

                    This lifestyle fund is a collective fund designed for individuals with short-term goals. It invests 10% of its money in bonds, 20% in stocks and 70% in stable-value (low risk) investments.

       Beginning December 1998, a participant may only elect to participate within the six investment options offered by Prudential Investments as follows:

                    Norwest Stable Value Fund

                    This mutual fund invests to provide safety of principal, adequate liquidity and returns superior to shorter maturity alternatives. The Norwest Stable Fund is an actively managed, diversified portfolio of assets issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies.

                    Kemper-Dreman High Return Equity Fund

                    This fund invests primarily in stocks issued by large-cap companies that fund management believes to have established records of earnings and dividends, low price-earnings ratios, reasonable returns on equity, and sound finances.

                    MFS Total Return Fund

                    This fund tends to focus on conservative stocks and bonds. It accomplishes this by either balancing their assets equally among stocks, bonds, convertibles, and cash, or by adjusting their holdings frequently in response to market conditions.

                    Prudential Small Company Value Fund

                    This small-cap value fund invests in companies that have market values under $1 billion and that offer lower stock prices than other small-sized stocks. This fund concentrates on lower priced stocks that have yet to be discovered by the other investors.

                    Prudential World Fund:  International Stock Series

                    This fund can invest in any country outside the United States. This fund might divide its assets among a dozen or more developed markets, including Japan, Britain, France and Germany, while also investing a small portion in emerging markets, such as Hong Kong, Brazil, Mexico and Thailand.

                    Linens 'n Things Company Stock Fund

                    This fund offers participants the opportunity to purchase Linens 'n Things common stock.

       Beginning September 1, 1999, the following two investment options were added by Prudential Investments as follows:

                    Prudential Stock Index Fund Z

                    This fund is for qualified investors and seeks to mirror the returns of the S&P 500 index. The fund normally invests at least 80% of its assets in securities included in the S&P 500 index according to each security's weighting in the index. Management attempts to achieve a performance correlation with the S&P 500 of 0.95 irrespective of expenses. The fund may invest in derivatives.

                    Prudential Jennison Growth Fund A

                    This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The fund seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

       (f)    Participants' Accounts

              Each participant's account is credited with the participant's contribution and allocations of investment income or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (g)    Vesting

              Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of credited service. A participant is 50% vested after three years and 100% vested after five years of credited service.

        (h)   Payment of Benefits

              Upon reaching normal retirement (age 65 or age 55 with 10 years of vested service, as defined) or upon permanent disability, all vested amounts credited to a participant's account become distributable. Distributions will be made as soon as administratively feasible, following a participant's request, and will be made in a lump-sum cash payment.

              Upon a participant's death, the participant's beneficiary is entitled to 100% of the participant's vested account balance.

              Upon termination of service, other than for normal retirement or death, the Administrator will direct the Trustee to pay to the participant his or her benefit in an immediate lump sum or a deferred lump sum, if certain criteria are met.

       (i)    Forfeitures

              Upon a participant's termination date, and prior to the time the participant becomes vested in his or her account, the non-vested portion, if any, shall be forfeited. These accounts will be used to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, to pay administrative expenses, or to reduce company contributions. Forfeitures were netted against the company contributions for the years ended December 31, 1999 and 1998. Forfeitures were $219,945 and $25,960 for the years ended December 31, 1999 and 1998, respectively.

       (j)    Administrative Expenses

              All administrative expenses were paid by the Plan for the first 11 months of 1998.

              Effective under the new Trustee, all administrative expenses are paid by the Plan Sponsor.

       (k)    Cash In-Transit to New Trustee

              Upon the appointment of the new Trustee, The Bank of New York liquidated the investments it held for the Plan and transferred $14,926,025 to Prudential Investments. The monies were deposited into an interest-bearing holding account awaiting allocation to reinvestment in accordance with participant directions. The reinvestment took place in 1999, thus, at December 31, 1998, the amount was classified as cash in-transit to new trustee.


 (2)   Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits of the Plan and the changes in those net assets in conformity with generally accepted accounting principles.

        (b)   Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

       (c)    Risk and Uncertainties

              The assets for the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock and bond market fluctuations, interest rate changes, economic conditions and world affairs.

       (d)    Investments

              Purchases and sales of investments are recorded on a trade-date basis. Investment income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Each investment fund, aside from unallocated cash, which is held in an interest-bearing money market account, is stated at the fair value on the last business day of the plan year as reported by the Trustee or new Trustee, which is based on the market value of the underlying securities based on quotations from national securities exchanges.

       (e)    New Accounting Pronouncement

              In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements, and the 1998 financial statements have been reclassified to conform with SOP 99-3.

 (3)   Loans to Plan Participants

       Under the terms of the Plan, participants may obtain loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to a maximum of 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous 12 months. The Plan charged 1% above the prime rate, adjusted quarterly, for the years ended December 31, 1999 and 1998.

       The loans are repaid to the Plan through after-tax payroll deductions. The loan repayments and interest earned are allocated to each of the investment funds based upon the participant's contribution election percentages. The term of the loan is arrived at by mutual agreement between the Plan Committee and the participant, but may not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan may not exceed 25 years.


 (4)   Investments

       At December 31, 1999 and 1998, the Plan's assets, with the exception of unallocated cash, were allocated among the investment options as disclosed in note 1(e). The investment funds are administered by independent investment managers.

       The following investments represent five percent or more of the net assets available for benefits:


                                                                   1999                   1998
                                                             ------------------    -------------------
 Cash In-Transit                                                $         --          $ 14,926,025*
 Norwest Stable Value Fund                                         5,530,784                    --
 Kemper-Dreman High Return Equity Fund                             5,447,215                    --
 MFS Total Return Fund                                             3,159,637                    --
 Prudential World Fund: International Stock Series                 1,621,603                    --
 Linens 'n Things Company Stock Fund                               1,056,629                    --
 Prudential Jennison Growth Fund A                                 1,114,597                    --
                                                             ==================    ===================


 *  Nonparticipant-directed (see Note 1(k))

       During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(223,342) and $1,234,406, respectively, as follows:


                                                                               1999                  1998
                                                                        -------------------   ------------------
       Principal Protection Fund                                        $            --       $     46,122
       Intermediate Return Fund                                                      --            158,594
       Maximum Appreciation Fund                                                     --            224,896
       Fidelity Growth & Income Fund                                                 --            731,964
       American Europacific Fund                                                     --             68,848
       Norwest Stable Value Fund                                                304,097                239
       Kemper-Dreman High Return Equity Fund                                 (1,034,069)             1,447
       MFS Total Return Fund                                                     13,794              1,246
       Prudential Small Company Value Fund                                       (2,408)                53
       Prudential World Fund: International Stock Series                        373,836                570
       Linens 'n Things Company Stock Fund                                      (71,413)               427
       Prudential Stock Index Fund Z                                             37,172                 --
       Prudential Jennison Growth Fund A                                        155,649                 --
                                                                        -------------------   ----------------
       Net (depreciation) appreciation in fair value of investments     $      (223,342)      $  1,234,406
                                                                        ===================   ================



 (5)   Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company were to terminate the Plan, all participants in the Plan would become fully vested.


 (6)   Federal Income Taxes

       The Plan obtained its latest determination letter on April 20, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has not been amended since receiving the determination letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                                      Schedule 1
                       LINENS 'N THINGS, INC. 401(k) PLAN

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1999



                                           Description of        Current
           Identity of issue                 investment           value
--------------------------------------  -----------------    -----------------
Norwest Stable Value Fund                    Mutual Fund        $ 5,530,784
Kemper-Dreman High Return
    Equity Return Fund                       Mutual Fumd          5,447,215
MFS Total Return Fund                        Mutual Fund          3,159,637
Prudential Small Company
    Value Fund                               Mutual Fund            194,058
Prudential World Fund: International
    Stock Series                             Mutual Fund          1,621,603
Linens 'n Things Company
    Stock Fund**                             Company Stock        1,056,629
Prudential Stock Index Fund Z                Mutual Fund            432,877
Prudential Jennison Growth Fund A            Mutual Fund          1,114,597
AP Fund                                      Mutual Fund                208
Participant Loans                           Loan Account*           589,369
                                                                -----------
                                                                $19,146,977
                                                                ===========


* Interest rates charged on outstanding loans during the plan year were between 7% and 10%

** Party-in-interest as defined by ERISA


See accompanying independent aduitors' report

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               LINENS 'N THINGS, INC. 401(k) PLAN


                                  WILLIAM T. GILES
Date:    June 28, 2000      By: ______________________________________
                                  William T. Giles
                                  Senior Vice President, Chief Financial Officer
                                   and member of the Plan Committee